SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

SIERRA ONCOLOGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82640U404

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,477,125 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,477,125 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,125 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Represents shares of Common Stock issuable upon the exercise of Series A warrants held of record by LVPIII (as defined in Item 2(a) below) which are exercisable within 60 days of the date hereof. LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIII. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 24,419,349 shares of Common Stock outstanding as of April 25, 2022, as reported by the Issuer in its Annual Report on From 10K/A, filed with the Commission (as defined in Item 2(a) below) on April 29, 2022 (the “10K/A”), plus (ii) an aggregate of 1,477,125 shares of Common Stock underlying the Series A warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,477,125 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,477,125 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,125 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Represents shares of Common Stock issuable upon the exercise of Series A warrants held of record by LVPIII which are exercisable within 60 days of the date hereof. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIII. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 24,419,349 shares of Common Stock outstanding as of April 25, 2022, as reported by the Issuer in the 10K/A, plus (ii) an aggregate of 1,477,125 shares of Common Stock underlying the Series A warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Longitude Prime Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAMES OF REPORTING PERSONS Longitude Prime Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,015 (1)
	8	SHARED VOTING POWER 1,477,125 (2)
	9	SOLE DISPOSITIVE POWER 8,015 (1)
	10	SHARED DISPOSITIVE POWER 1,477,125 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,140 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares held directly by Patrick G. Enright.
(2)

Represents shares of Common Stock issuable upon the exercise of Series A warrants held of record by LVPIII which are exercisable within 60 days of the date hereof. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIII. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on (i) 24,419,349 shares of Common Stock outstanding as of April 25, 2022, as reported by the Issuer in the 10K/A, plus (ii) an aggregate of 1,477,125 shares of Common Stock underlying the Series A warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,611 (1)
	8	SHARED VOTING POWER 1,479,529 (2)
	9	SOLE DISPOSITIVE POWER 5,611(1)
	10	SHARED DISPOSITIVE POWER 1,479,529 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,140 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares held directly by Juliet Tammenoms Bakker.
(2)

Consists of (i) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants held of record by LVPIII which are exercisable within 60 days of the date hereof. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIII. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities and (ii) 2,404 shares are held by a trust. Juliet Tammenoms Bakker is the Investment Trustee of such trust and may be deemed to share voting and dispositive power with regard to the reported shares. Ms. Tammenoms Bakker disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(3)

Based on (i) 24,419,349 shares of Common Stock outstanding as of April 25, 2022, as reported by the Issuer in the 10K/A, plus (ii) an aggregate of 1,477,125 shares of Common Stock underlying the Series A warrants held by LVPIII which are exercisable within 60 days of the date hereof.

SCHEDULE 13D

Item 2.	Identity and Background.

(a)

This Amendment No. 4 (“Amendment”) is filed by Longitude Venture Partners III, L.P. (“LVPIII”), Longitude Capital Partners III, LLC (“LCPIII”), Longitude Prime Fund, L.P. (“LPF”), Longitude Prime Partners, LLC (“LPP” and together with LVPIII, LCPIII and LPF, the “Reporting Entities”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Tammenoms Bakker” and together with Enright, the “Managing Members”). This Amendment amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on November 25, 2019, as amended by Amendment No.1 filed with the SEC on February 10, 2020, Amendment No. 2 filed with the SEC on November 8, 2021 and Amendment No. 3 filed with the SEC on February 4, 2022 (collectively, the “Original Schedule 13D”). The Reporting Entities and the Managing Members are collectively referred to as the “Reporting Persons.” Joshua Richardson, a reporting person on the Original Schedule 13D, is no longer a member of LCPIII or LPP, and accordingly, is no longer a Reporting Person. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to add the following language:

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(c)

On April 27, 2022, LVPIII effected a pro rata distribution without additional consideration of 1,964,771 shares of Common Stock to (i) LCPIII, its general partner and (ii) its limited partners. LCPIII then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On April 27, 2022, LPF effected a pro rata distribution without additional consideration of 175,000 shares of Common Stock to (i) LPP, its general partner and (ii) its limited partners. LPP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2022

LONGITUDE VENTURE PARTNERS III, L.P.

By:	LONGITUDE CAPITAL PARTNERS III, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE PRIME FUND, L.P.

By:	LONGITUDE PRIME PARTNERS, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE PRIME PARTNERS, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker